SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of June, 2012

Commission File Number 001-14948

Toyota Motor Corporation

(Translation of Registrant’s Name Into English)

1, Toyota-cho, Toyota City,

Aichi Prefecture 471-8571,

Japan

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F      X        Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Materials Contained in this Report:

I.	English translation of a Report on Number of Listed Shares, as filed by the registrant with the Tokyo Stock Exchange on June 20, 2012.

II.	English translation of the Notice of Resolutions Adopted at FY 2012 Ordinary General Shareholders’ Meeting on June 15, 2012.

III.	English translation of an Extraordinary Report, as filed by the registrant with the Director of the Kanto Local Finance Bureau on June 18, 2012.

IV.	Executive Summary of the Securities report, as filed by the registrant with the Director of the Kanto Local Finance Bureau on June 25, 2012.

V.	English translation of the Notice Concerning Collaboration with BMW, as filed by the registrant with the Tokyo Stock Exchange on June 29, 2012.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Toyota Motor Corporation

By:	/s/ Tetsuya Otake
	Name:	Tetsuya Otake
	Title:	General Manager of
Accounting Division

Date: June 29, 2012